           THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 5.


                                    FORM 6-K
                                    --------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                           For the month of July 2002


                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                 (Translation of registrant's name into English)


                              3-1, OTEMACHI 2-CHOME
                        CHIYODA-KU, TOKYO 100-8116 JAPAN
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F  X              Form 40-F  ___
                            ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes   ___                 No   X
                                                ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

AMENDMENT OF THE PROJECTED NON-CONSOLIDATED FINANCIAL RESULTS FOR FISCAL YEAR
2003

     On July 30, 2002, the registrant issued a press release amending its projected non-consolidated financial results for the fiscal year 2003 ending March 31, 2003.

     The financial information included in the attached press release was prepared on the basis of accounting principles generally accepted in Japan and, accordingly, will not be directly comparable to the financial information included in the registrant's Annual Report on Form 20-F for the fiscal year ended March 31, 2002, which information was prepared on the basis of accounting principles generally accepted in the United States.

     The attached forecasts contain certain forward-looking statements. The registrant desires to qualify for the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant's actual results to differ materially from those set forth in the attachment.

     Certain of the attached forecasts are based on a series of projections and estimates regarding the economy and the telecommunications industry in Japan in general. The projections and estimates regarding the telecommunications industry may be affected by the pricing of services, the effects of competition, and the success of new products, services and new business.

     No assurance can be given that the registrant's actual results will not vary significantly from the included projections.

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        NIPPON TELEGRAPH AND TELEPHONE
                                        CORPORATION

                                        By  /s/ SATORU MIYAMURA
                                            ------------------------------------
                                            Name:  Satoru Miyamura
                                            Title: Executive Vice President
                                                   Director, Department IV


Date: July 30, 2002

                                                                   July 30, 2002


           NTT Amends Projected Financial Results for Fiscal Year 2003


Nippon Telegraph and Telephone Corporation (NTT) has amended its projected financial results for fiscal year 2003 (April 1, 2002 through March 31, 2003).

1. NTT has amended its projected financial results for fiscal year 2003 (April 1, 2002 through March 31, 2003), as follows:

          Projected Consolidated Financial Results for Fiscal Year 2003 No amendment has been made.

        Projected Non-Consolidated Financial Results for Fiscal Year 2003

---------------------------------------------------------------------------------------
                                Operating Revenues    Recurring Profit     Net Income
                                   (million yen)       (million yen)      (million yen)
---------------------------------------------------------------------------------------
     Before Amendment (A)                 222,000            17,000           15,000
---------------------------------------------------------------------------------------
     After Amendment (B)                  222,000            17,000          100,000
---------------------------------------------------------------------------------------
     Increase (Decrease)                        0                 0           85,000
            (B-A)
---------------------------------------------------------------------------------------
      Percentage Change                       0.0%              0.0%           566.7%
             (%)
---------------------------------------------------------------------------------------
(Ref) Fiscal Year 2002 Results            314,240            92,791           86,822
---------------------------------------------------------------------------------------

*Extraordinary profit has been amended to 148,000million yen from 0 million yen.

2. Reasons for the Above Amendments

With the stock buy-back by our subsidiary NTT DoCoMo (hereinafter "DoCoMo"), NTT sold a portion of the DoCoMo shares it owned. For this reason, extraordinary profits will appear on NTT's non-consolidated financial results.

Because this sale was within the NTT Group, it will not affect NTT's consolidated financial results.

Using the shares acquired in the recent buy-back, DoCoMo plans to exchange shares with regional DoCoMo companies. Any effect of this exchange on NTT's consolidated financial results shall be announced when necessary.

For more information, please contact:

Department I
Nippon Telegraph and Telephone Corporation
E-mail: jigyou@hco.ntt.co.jp